UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires:
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Original Filing)*

Sanders Morris Harris Group

(Name of Issuer)

Common Stock

(Title of Class of Securities)

80000Q104(CUSIP Number)

6/24/2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

CUSIP No. 80000Q104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DG Capital Management, Inc. # 04-332-4465

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,177,400

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,177,400

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,177,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Manu P. Daftary

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,177,400 shares

	6.	Shared Voting Power Not Applicable

	7.	Sole Dispositive Power 1,177,400 shares

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,177,400 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Sanders Morris Harris Group
	(b)	Address of Issuer’s Principal Executive Offices 600 Travis, Suite 3100 Houston TX 77002

Item 2.
	(a)	Name of Person Filing Manu P. Daftary
	(b)	Address of Principal Business Office or, if none, Residence For each of the above-referenced reporting persons: 260 Franklin Street, Suite 1600 Boston, MA 02110
	(c)	Citizenship DG Capital Management, Inc.: Massachusetts Manu P. Daftary: United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 80000Q104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: DG Capital Management, Inc.: 1,177,400 Manu P. Daftary: 1,177,400
(b) Percent of class: DG Capital Management, Inc.: 6.2% Manu P. Daftary: 6.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote DG Capital Management, Inc.: 1,177,400 Manu P. Daftary: 1,177,400
(ii) Shared power to vote or to direct the vote - 0 -
(iii) Sole power to dispose or to direct the disposition of DG Capital Management, Inc.: 1,177,400 Manu P. Daftary: 1,177,400
(iv) Shared power to dispose or to direct the disposition of - 0 -

DG Capital Management, Inc., in its capacity as an investment adviser, has the sole right to vote and dispose of the shares of the Issuer's common stock.  Manu P. Daftary is the sole shareholder and President of DG Capital Management, Inc.  DG Capital Management, Inc. and Mr. Daftary disclaim beneficial ownership of the common stock of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Various persons, as investment advisory clients of DG Capital Management, Inc.,  have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.  To the knowledge of DG Capital Management, Inc., no one such person's interest in the common stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006

DG Capital Management, Inc

By:	/s/ Manu P. Daftary
Manu P. Daftary
Title:	President

/s/ Manu P. Daftary
Manu P. Daftary

EXHIBIT 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of the Issuer, and that the Schedule 13G to which this Agreement is appended as EXHIBIT 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 13th day of February, 2006.

DG Capital Management, Inc

By:	/s/ Manu P. Daftary
	By:	Manu P. Daftary
	Title:	President

/s/ Manu P. Daftary
Manu P. Daftary